                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    5    )*


                       Service Merchandise Company, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                   817587108
                            -------------------------
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 5 Pages
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
                                                                               Page 2 of 5 Page
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Raymond Zimmerman


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                   Not applicable                                                     (b) /  /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.


                      5     SOLE VOTING POWER

                                    6,585,803
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                         1,525,545
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                    6,585,803


                      8     SHARED DISPOSITIVE POWER

                                    1,525,545


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,111,348

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   X


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   8.2%


    12     TYPE OF REPORTING PERSON*

                   IN

                                 SCHEDULE 13G/A
Item 1(a).       Name of Issuer:                   Service Merchandise Company, Inc.
                 --------------

Item 1(b).       Address of Issuer's               7100 Service Merchandise Drive
                 -------------------
                 Principal Executive               Brentwood, Tennessee  37027
                 -------------------
                 Offices:
                 -------

Item 2(a).       Name of Person filing:            Raymond Zimmerman
                 ---------------------

Item 2(b).       Address of Principal              7100 Service Merchandise Drive
                 --------------------
                 Business Office:                  Brentwood, Tennessee  37027
                 ---------------

Item 2(c).       Citizenship:                      United States of America
                 -----------

Item 2(d).       Title of Class                    Common Stock, par value $.50 per
                 --------------
                 of Securities:                    share (the "Shares")
                 -------------

Item 2(e).       CUSIP Number:                     817587108
                 ------------

Item 3.          Not applicable

Item 4.          Ownership.
                 ---------

                 (a)      Amount Beneficially Owned:        5,652,414(1)(2)
                                                            1,892,654(3)
                                                            566,280(4)

                 (b)      Percent of Class:  8.2%

                 (c)      Number of shares as to which such person has:

                          (i)     sole power to vote or direct the vote:
                                  6,585,803(5)

                          (ii)    shared power to vote or direct the vote:
                                  1,525,545

                          (iii) sole power to dispose or to direct the disposition of: 6,585,803 (5)

                          (iv) shared power to dispose or to direct the disposition of: 1,525,545

                 (1) Includes currently exercisable options to purchase 601,875 Shares, 504,176 Shares owned of record by Raymond Zimmerman's wife, Arlene Zimmerman, 400,312 shares owned of record by RAZ Investments Co., a general partnership with Raymond Zimmerman and Arlene Zimmerman sharing voting and investment power as the two general partners and 10,118 Shares held by the trustee under the Service Merchandise Savings and Investment Plan. Does not include Shares referred to in notes (3) or (4).

                 (2) In 1990, The Service Merchandise Foundation, a private charitable foundation (the "Foundation"), was formed, and thereafter, the Internal Revenue Service approved the Foundation's application for tax-exempt status. As a charitable contribution, on October 15, 1990, the Company granted the Foundation an option to purchase 1,875,000 Shares at $2.20 per Share, the market price at that time. The option is exercisable in whole or in part from the date of its grant until October 15, 2000. Under applicable
         Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to other not-for-profit third parties which may then in turn exercise the option directly. The Trustee of the Foundation is Raymond Zimmerman, and the members of the Trust Committee (the "Committee") administering the Foundation are Raymond Zimmerman,
         Arlene Zimmerman and S. P. Braud, who may be deemed to control the disposition of the option by virtue of their power to decide to whom to sell such options. Each of the members of the Committee disclaims beneficial ownership of the Shares issuable upon exercises of the option, and Shares subject to the option are not included in the indicated number of Shares beneficially owned by Raymond Zimmerman.

                 (3) Represents 1,380,910 Shares owned of record by Raymond Zimmerman as trustee for five nieces, 456,967 Shares as to which Mr. Zimmerman is the trustee under the Will of Mary K. Zimmerman and 54,777 Shares owned of record by Arlene Zimmerman as trustee or custodian for children or grandchildren and a grandniece.

                 (4) Represents 405,000 Shares owned of record by the Raymond Zimmerman Family Foundation and 161,280 Shares owned of record by the Zimmerman Foundation.

                 (5) Includes currently exercisable options to purchase 601,875 Shares.


Item 5.          Ownership of Five Percent or Less of a Class:
                 --------------------------------------------

                 Not applicable

Item 6.          Ownership of More than Five Percent on Behalf of
                 ------------------------------------------------
                 Another Person:
                 --------------

                 Certain persons other than Raymond Zimmerman have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,303,201 Shares, but no such other person's interest relates to more than 5% of the Shares outstanding as of December 31, 1993.

Item 7.          Identification and Classification ofthe Subsidiary Which
                 --------------------------------------------------------
                 Acquired the Security Being Reported on by the Parent Holding
                 -------------------------------------------------------------
                 Company:
                 -------

                 Not applicable

Item 8.          Identification and Classification of Members of the Group:
                 ---------------------------------------------------------

                 Not applicable

Item 9.          Notice of Dissolution of Group:
                 ------------------------------

                 Not applicable

Item 10.         Certification:
                 -------------

                 Not applicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Raymond Zimmerman
                                        ------------------------------------
                                        Raymond Zimmerman


Dated:  February 10, 1994               Chairman of the Board and President,
                                        Service Merchandise Company, Inc.
                                        ------------------------------------
                                        (Printed Name and Title)